Exhibit 99.3

Zhibao Technology Inc. Reports Unaudited Financial Results for the Six Months Ended December 31, 2025

SHANGHAI, China, March 31, 2026 — Zhibao Technology Inc. (NASDAQ: ZBAO) (“Zhibao,” “we,” or the “Company”), a leading and high growth InsurTech company primarily engaging in providing digital insurance brokerage services through its operating entities in China, today announced its unaudited financial results for the six months ended December 31, 2025 (the first half of fiscal year 2026).

First Half of Fiscal Year 2026 Financial Highlights

●	Total Revenues: Increased by 41% to RMB 206.0 million ($29.5 million), up from RMB 146.4 million in the same period of 2024.

●	Gross Profit: Rose to RMB 71.7 million ($10.3 million), representing a 34.8% gross margin, a significant improvement compared to 29.1% in the same period of 2024.

●	Net Income: Achieved a successful turnaround with net income of RMB 0.6 million ($0.1 million), compared to a net loss of RMB 0.6 million in the same period of 2024.

Operational and Strategic Highlights

●	Continued B-Channel Expansion: As of the date of this report, Zhibao has collaborated with more than 3,100 B-channels, compared to 2,000 in the same period last year. These channels have allowed the Company to reach and serve a pool of more than 27 million end customers, compared to 20 million in the same period last year.

●	Diversified Portfolio: The Company’s digital insurance brokerage platform now supports over 40 proprietary digital insurance solutions addressing sectors including travel, sports, logistics, utilities, and e-commerce.

●	Natural Gas Sector Leadership: Leveraging its 2B2C embedded model, the Company’s natural gas insurance segment surpassed RMB 100 million in total premiums over the past year, with brokerage revenue reaching nearly RMB 60 million.

Management Commentary

“Our results for the first half of fiscal 2026 are indicative of the sustained rapid growth of our 2B2C digital embedded insurance model,” said Mr. Botao Ma, Chairman and Chief Executive Officer of Zhibao. “The 41% revenue increase and our return to profitability reflect the successful execution of our growth strategies. I am pleased to see our investment in sales expenses to accelerate our onboard of new B channels and their end users has begun to show results, with the number of B channels reaching over 3,100 and the number of end users reaching over 27 million.”

“The results announced today reflect a growing familiarity and acceptance of our business model,” said Yuanwen Xia, Chief Financial Officer of Zhibao. We intend to continue growing our revenues by making targeted and strategic investments in our sales teams. As we continue to scale, this will allow us to make improvements to our gross and net income figures in coming years.”

Financial Results for the Six Months Ended December 31, 2025

Revenues

Our revenues increased by approximately RMB 59.6 million (US$8.5 million), or 41% to approximately RMB 206.0 million (US$29.5 million) for the six months ended December 31, 2025 from approximately RMB 146.4 million for the six months ended December 31, 2024. The increase was primarily driven by an increase of approximately RMB 59.1 million from the digital insurance brokerage, with an increase of approximately RMB 0.5 million from our MGU service fees, as more fully discussed below.

Cost of revenues

Our cost of revenue increased by approximately 29% from RMB 103.8 million for the six months ended December 31, 2024 to approximately RMB 134.3 million (US$19.2 million) for the six months ended December 31, 2025. The increase of cost of revenues was in line with the increase of revenues. However the increase rate of cost of revenues was lower than the increase rate of revenue which was primarily because Zhonglian, the newly acquired subsidiary, earned a higher profit margin in insurance brokerage services than our existing subsidiaries.

Gross margin

As a result of foregoing, our gross margin was 29.1% and 34.8%, respectively, for the six months ended December 31, 2024 and 2025, respectively.

Selling expenses

Our selling expenses increased by approximately RMB 22.9 million, or 123% from approximately RMB 18.6 million for the six months ended December 31, 2024 to approximately RMB 41.4 million (US$5.9 million) for the six months ended December 31, 2025. The increase was mainly due to an increase of approximately RMB 20.7 million in marketing service fees to gain an increase of GWP , an increase of approximately RMB 1.4 million in salary and welfare expenses and an increase of approximately RMB 0.5 million in entertainment expenses.

General and administrative expenses

Our general and administrative expenses increased by approximately RMB 6.6 million, or 46% from approximately RMB 14.3 million for the six months ended December 31, 2024 to approximately RMB 20.9 million (US$3.0 million) for the six months ended December 31, 2025. The increase was mainly due to an increase of approximately RMB 7.1 million in professional service expenses and an increase of approximately RMB 3.7 million in salary and welfare expenses.

Research and development expenses

Our research and development expenses decreased by approximately RMB 1.2 million, or 21% from approximately RMB 5.9 million for the six months ended December 31, 2024 to approximately RMB 4.7 million (US$0.7 million) for the six months ended December 31, 2025. The decrease was mainly due to a decrease in outsourcing expenses for the development of our online platform.

Net (loss) income

As a result of the foregoing, we had a net loss of approximately RMB 0.6 million and a net income of approximately RMB 0.6 million for the six months ended December 31, 2024 and 2025, respectively.

About Zhibao Technology Inc.

Zhibao Technology Inc. (NASDAQ: ZBAO) is a leading and high growth InsurTech company primarily engaging in providing digital insurance brokerage services through its operating entities (“Zhibao China Group”) in China. 2B2C (“to-business-to-customer”) digital embedded insurance is the Company’s innovative business model, which Zhibao China Group pioneered in China. Zhibao China Group launched the first digital insurance brokerage platform in China in 2020, which is powered by their proprietary PaaS (“Platform as a Service”).

Zhibao has developed over 40 proprietary and innovative digital insurance solutions addressing different scenarios in a wide range of industries, including but not limited to travel, sports, logistics, utilities, and e-commerce. Zhibao acquires and analyzes customer data, utilize big data and AI technology to continually iterate and enhance its digital insurance solutions. This iterative process, in addition to continually improving its digital insurance solutions, will keep it abreast of the new trends and customer preferences in the market. For more information, please visit: ir.zhibao-tech.com.

Use of Non-GAAP Financial Measure

In addition to consolidated U.S. GAAP financial measures, we consistently evaluate our use of and calculation of the non-GAAP financial measures, “Adjusted EBITDA”.

Adjusted EBITDA is a financial measure defined as our EBITDA, adjusted to eliminate the effects of certain non-recurring items, that do not reflect our ongoing strategic business operations. EBITDA is computed as net income (loss) before interest, taxes, depreciation, and amortization. Adjusted EBITDA is EBITDA further adjusted for certain income and expenses, which management believes results in a performance measurement that represents a key indicator of the Company’s core business operations of digital insurance brokerage services. The adjustments currently include gain from early termination of leases, loss from settlement of convertible notes, and changes in fair value of derivative liabilities.

Reconciliations of Adjusted EBITDA to the most comparable U.S. GAAP financial metric for historical periods are presented in the table below:

	For the Six Months Ended December 31,
	2024	2025	2025
	RMB	RMB	RMB
Reconciliation of non-GAAP (loss) income from operations:
Net (Loss) Income	(644,605)	554,515	79,297
Depreciation and amortization expenses	711,355	846,488	121,046
Income tax (benefits) expenses	1,091,247	2,028,478	290,068
Interest expenses	1,605,974	2,073,804	296,550
EBITDA	2,763,971	5,503,285	786,961

Adjustments:
Gain from early termination of right-of-use assets	(53,714)	—	—
Loss on extinguishment of convertible notes	4,438,430	592,990	84,796
Changes in fair value of derivative liabilities	(722,631)	(62,938)	(9,000)
Changes in fair value of warrant liabilities	(1,430,663)	1,288,129	184,200
Adjusted EBITDA	4,995,393	7,321,466	1,046,957

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about Zhibao’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, including, but not limited to, the uncertainties related to market conditions, and other factors discussed in the “Risk Factors” section of the Company’s filings with the SEC. A number of additional factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Zhibao’s goal and strategies; Zhibao’s expansion plans; Zhibao’s future business development, financial condition and results of operations; Zhibao’s expectations regarding demand for, and market acceptance of, its solutions and services; Zhibao’s expectations regarding keeping and strengthening its relationships with insurance companies, financial institutions, and insured parties; general economic and business conditions; and assumptions underlying or related to any of the foregoing. All information provided in this press release and in the attachments is as of the date of this press release, and Zhibao does not undertake any obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations that arise after the date hereof, except as required under applicable law. Although Zhibao believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and Zhibao cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov.

Forward-Looking Statements

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “is/are likely to,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations that arise after the date hereof, except as may be required by law. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions, and other factors discussed in the “Risk Factors” section of our annual reports on Form 20-F (as amended) and registration statements on Form F-1 (as amended) that have been filed or will be filed from time to time with the SEC. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statements and other filings with the SEC. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov.

Investor Relations Contact

Zhibao Technology Inc.
Investor Relations
Office Email: ir@zhibao-tech.com

Skyline Corporate Communications Group, LLC
Scott Powell, President
Avenues Tower

1177 Avenue of the Americas, 5th floor
New York, NY 10036
Office: (646) 893-5835
Email: info@skylineccg.com

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